UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

NOTIFICATION OF LATE FILING

SEC File No. 0-26533

CUSIP NUMBER _________

Form 10-K      Form 20-F      Form 11-K   |X|   Form 10-Q      Form NSAR

For the period ended: September 30 2005

   Transition Report on Form 10-K
   Transition Report on Form 20-F
   Transition Report on Form 11-K
   Transition Report on Form 10-Q
   Transition Report on Form NSAR

For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above identify the item(s) to which notification relates:

PART I - REGISTRATION INFORMATION

COCONNECT INC.

480 E. 6400 South Ste 230

Salt Lake City Utah 84107

PART II-RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed.(Check box if appropriate.)        |X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report semi-annual report transition report of Forms 10-K 10-KSB 20-F 11-K or Form N-SAR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

State below in reasonable detail the reasons why Forms 10-K 20-F 11-K 10-Q 10-QSB N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Due to the requirement to file an amended 10-Q for March 31, 2005 to reflect the rescission of the share exchange agreement wherein we acquired Heritage Communications Inc., and the subsequent filing of the June 30, 2005 10-Q, we were unable to complete and obtain required financials and other information without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David I. Davis (801) 266-9393

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed If answer is no identify report(s).

[ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

[X] Yes [ ] No

Due to the requirement to file an amended 10-Q for March 31, 2005 to reflect the rescission of the share exchange agreement wherein we acquired Heritage Communications Inc., and the subsequent filing of the June 30, 2005 10-Q, we were unable to complete and obtain required financials and other information without unreasonable effort and expense.

If so attach an explanation of the anticipated change both narratively and quantitatively and if appropriate state the reasons way a reasonable estimate of the results cannot be made.

CoConnect Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14 2005

/s/ L.J. Eikov

L.J. Eikov CEO

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